Exhibit 1

                                            Contact:
                                            Francis J. Wiatr
                                            Chairman, President and CEO
                                            (860) 355-7602
                                            fwiatr@newmilbank.com



February 25, 2004                              For Immediate Release


NewMil Bancorp Announces 13% Dividend Increase


New Milford, CT-(February 25, 2004) NewMil Bancorp, Inc. (NASDAQ/NM:NMIL) the holding company for NewMil Bank announced today that its Board of Directors has declared a 13% increase in its regular quarterly dividend of $0.15 per common share to $0.17 per common share effective with the payment of its next regular quarterly dividend. The expected payable date will be May 17, 2004, to shareholders of record as of May 3, 2004.

This follows a 20% dividend increase in January 2003 and the 38th consecutive quarterly dividend payment since the corporation reinstituted its dividend policy in 1994.

On January 21, 2004 NewMil Bancorp reported a 25% increase in diluted earnings per share to $0.45 for its fourth quarter ended December 31, 2003 compared to fourth quarter 2002 and a 15% increase in diluted earnings per share to $1.73 for the 12 months ended December 31, 2003 compared to $1.50 for December 31, 2002.

According to Francis J. Wiatr, Chairman, President and CEO of NewMil, "The increase in the dividend reflects the Board's continued confidence in the consistency of our earnings stream and our commitment to the total return value of our shareholders investment in the company, which over the last ten year period of time has averaged over 20% per year on a compounded basis."

NewMil Bank operates 19 full service offices and one special needs office in Litchfield, Fairfield, and New Haven Counties. At December 31, 2003 NewMil had total assets of $704 million.